MICT, Inc
28 West Grand Avenue, Suite 3

Montvale, NJ 07645

July 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	MICT, Inc.
Registration Statement on Form S-3
File No. 333-256209

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MICT, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. EST on Monday, July 12, 2021, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MICT, INC.

By:	/s/ Darren Mercer
Darren Mercer
Chief Executive Officer